Exhibit 99.1

CorpBanca Announces
Second Quarter 2015 Financial Report;

Santiago, Chile, August 11, 2015. CORPBANCA (NYSE:BCA; SSE: CORPBANCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the second quarter ended June 30, 2015. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal peso at our internal exchange rate as of June 30, 2015 of Ch$638.47 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the “Superintendencia de Bancos e Instituciones Financieras” (SBIF). Additionally Year over Year” (YoY) states for the comparison between 2Q 2015 and 2Q 2014 and “Quarter over Quarter” (QoQ) states for the comparison between 2Q 2015 and 1Q 2015;

Financial Highlights

In first half of 2015 (1H 2015), Net Income attributable to shareholders totaled Ch$96.22 billion (Ch$0.2827 per share, or US$0.6642 per ADR), equivalent to 8.7% decrease compared to first half of 2014. Sound loan growth in all business segments both in Chile and Colombia (when measured in each local currency), synergies already delivered in Colombia and lower tax rates were partially offset by higher provisions for loan losses and the negative impact of a lower inflation on net interest margin. Nonetheless we achieved 1H 2015 with 103% compliance regarding our budget for the period.

In 2Q 2015, Net Income attributable to shareholders totaled Ch$56.5 billon (Ch$0.1661 per share, or US$0.3902 per ADR), equivalent to 42.4% increase QoQ and 13.4% decrease YoY. The main drivers for these periods results are explained below:

Total loans1 reached Ch$14.7 trillion as of June 30, 2015, equivalent to a 2.4% increase QoQ and a 0.9% increase YoY. After achieving a long period of sustained growth in both countries, this quarter showed a flat loan growth activity in Chile, following a similar trend in the Chilean banking industry, and a slower pace in Colombia.

Mr. Fernando Massú, CEO

2Q 2015 net income achieved Ch$56.5 billion, an increase of 42.4% QoQ; that breaks in Ch$42.8 billion for Chile and Ch$13.8 billion for Colombia, confirming the low correlation between both economies and allowing CorpBanca to be in line with the budget for this period.

In Colombia, the banking industry has faced a slower growth path than expected. Nevertheless CorpBanca Colombia has been able to offset this economic context with the positive impact of cost savings already achieved from the completion of some of the stages of the merger between CorpBanca Colombia and Helm Bank.

In connection with the pending merger between Itaú Chile and CorpBanca, on June 26 and 30 CorpBanca and Itaú Chile´s extraordinary shareholders meetings approved the merger along with the amendments to the Transaction agreement.

The amendments are related to a special dividend for current CorpBanca’s shareholders, a reduction of Itaú Chile dividend, a new dividend policy for 2015 fiscal year, an extension of the deadline for the purchase of stake in CorpBanca Colombia and set the closing date for the merger between January 1, 2016 and May 2, 2016.

  1 Exclude interbank and contingent loans.

Net operating profit before loan losses respectively increased by 8.8% QoQ and decreased by 2.4% YoY. In 2Q 2015 we achieved an annualized net interest margin (NIM) of 4.23%, similar to 4.22% in 2Q 2014 and showing an improvement compared to 3.09% in 1Q 2015. This improvement is mainly the result of higher quarterly UF variation in Chile, as well as growth in commercial and consumer loans and investment portfolio in Colombia.

Net provisions for loan losses increased by 12.7% QoQ and 30.8% YoY, mainly as the result of higher reserves in Colombia to prevent further deterioration in a complex economic context. Regarding YoY expenses 2Q 2014 provisions for loan losses were particularly low, due to extraordinary provision releases related to our corporate portfolio.

Total operating expenses were flat QoQ and decreased by 5.7% YoY, primarily as the result of synergies that have been delivered in Colombia.

The special dividend agreed in May 2015 in order to ensure the extraordinary shareholders meetings (EGM) approval, was voted for by almost 90% of all CorpBanca’s shareholders. Accordingly once approved by Banco Itaú Chile EGM, CorpBanca recorded the corresponding provision for that payment. Despite the fact that the payment was wired on July 1, it impacted our capital ratios since June 30, 2015, decreasing from 11.8% in 1Q 2015 to 9.7% in 2Q 2015.

The US$552 million pending capital injection committed by Itaú Unibanco prior to the merger in addition to Banco Itaú Chile ample TIER one Capital will significantly strengthen the capital base and ratios for the merged bank. We estimate merged BIS ratio to be between 13%-16%.

Meanwhile CorpBanca will show temporary BIS ratios between 9.2%-10.2% always with room above the regulatory minimum.

The next step towards the materialization of the merger will be the approval from the Chilean Superintendency of Banks (SBIF).

Management’s Discussion and Analysis

I) Consolidated Financial Performance Review

The following table sets forth the components of our consolidated net income for the quarters ended June 30, 2015 and 2014 and March 31, 2015.

The 42.4% QoQ increase is mainly explained by higher Net operating profit before loan losses, due to higher net interest margin (NIM) as well as higher fees and commissions revenues.

The 13.4% reduction YoY is explained by lower fees and commission compared to 2Q 2014 (a remarkable quarter in that item) and higher loan loss provision, due to higher country risk loan loss provision and extraordinary allowances for credit losses releases observed in 2Q 2014.

Quarterly Consolidated Income Statements (unaudited)
	Quarter			Change (%)
(Expressed in million of Chilean peso)	2Q15	1Q15	2Q14	2Q15/2Q14	2Q15/1Q15
Net interest income	174,496	125,202	162,961	7.1%	39.4%
Net fee and commission income	40,044	36,579	44,954	-10.9%	9.5%
Net total financial transactions	31,499	49,735	37,109	-15.1%	-36.7%
Other operating income, net	(6,687)	8,559	112	-	-
Net operating profit before loan losses	239,352	220,075	245,136	-2.4%	8.8%
Provision for loan losses (1)	(43,935)	(38,970)	(33,602)	30.8%	12.7%
Net operating profit	195,417	181,105	211,534	-7.6%	7.9%
Operating expenses	(112,968)	(112,580)	(119,825)	-5.7%	0.3%
Operating income	82,449	68,525	91,709	-10.1%	20.3%
Income from investments in other companies	353	907	781	-54.8%	-61.1%
Income before taxes	82,802	69,432	92,490	-10.5%	19.3%
Income tax expense	(19,336)	(22,239)	(19,419)	-0.4%	-13.1%
Net income	63,466	47,193	73,071	-13.1%	34.5%
Minority interest	(6,938)	(7,504)	(7,815)	-11.2%	-7.5%
Net income attributable to shareholders	56,528	39,689	65,256	-13.4%	42.4%

(1) Includes provision for contingent loans.

II) Unconsolidated Financial Performance Review: Chile and Colombia

The following table presents the results generated in Chile and Colombia separately for the 2Q 2015. The financial results of CorpBanca Chile include some expenses associated with our Colombian operations, which have to be excluded from our Chile’s book in order to observe Chile’s stand-alone results. Three are these adjustments: (i) interest expenses in connection with the portion of the acquisition of Banco Santander Colombia (known as CorpBanca Colombia since August 2012) that was not funded with equity, that impacted CorpBanca’s NIM in our Chilean operation; (ii) amortization of the intangible assets generated in the Banco Santander Colombia acquisition that affected operating expenses in Chile; and (iii) the impact of our fiscal hedge2, which is a consequence of a management’s decision to hedge the impact of the volatility of the US$/Ch$ exchange rate in the net income attributable to shareholders, which would not otherwise exist in the absence of such decision, that impacted net operating profits but is offset in income tax expenses.

 2 For tax purposes, the “Servicio de Impuestos Internos” (Chilean IRS) considers that our investment in Colombia is denominated in US dollar. As we have to translate the valuation of this investment from US dollar to Chilean peso in our book each month, the volatility of the exchange rate generates a significant impact on the net income attributable to shareholders. In order to limit that effect, the management decided to hedge it with a derivative that has to be analyzed along with income tax expenses.

The adjusted 2Q 2015 results present, in our opinion, the closest approximation of CorpBanca on a stand-alone basis:

	2Q 2015 Financial Statements				2Q 2015 Adjusted Financial Statements
(Expressed in million of Chilean peso)	Consoli- dated	Chile	Colombia	Adjust- ments	Chile	Colombia	2Q15/2Q14		2Q15/1Q15
							Chile	Colombia	Chile	Colombia
Net interest income	174,496	95,244	79,252	6,481	101,725	72,771	4.2%	11.4%	49.0%	27.8%
Net fee and commission income	40,044	27,444	12,600	-	27,444	12,600	-4.6%	-22.2%	19.9%	-8.0%
Total financial transactions, net	31,499	2,800	28,699	(3,919)	(1,119)	32,618	-133.0%	-3.3%	-107.1%	-3.9%
Other operating income, net	(6,687)	1,709	(8,396)	1	1,710	(8,397)	-	-515.4%	-	-180.9%
Net operating profit before loan losses	239,352	127,197	112,155	2,563	129,760	109,592	1.5%	-6.6%	23.4%	-4.7%
Provision for loan losses (1)	(43,935)	(11,447)	(32,488)	-	(11,447)	(32,488)	156.3%	11.5%	-1.0%	18.5%
Net operating profit	195,417	115,750	79,667	2,563	118,313	77,104	-4.1%	-12.5%	26.5%	-11.9%
Operating expenses	(112,968)	(62,842)	(50,126)	2,034	(60,808)	(52,160)	11.1%	-19.9%	7.2%	-6.6%
Operating income	82,449	52,908	29,541	4,597	57,505	24,944	-16.2%	8.2%	56.0%	-21.2%
Income from investments in other companies	353	189	164	-	189	164	30.3%	-74.2%	-	-81.9%
Income before taxes	82,802	53,097	29,705	4,597	57,694	25,108	-16.1%	6.0%	56.6%	-22.9%
Income tax expense	(19,336)	(10,406)	(8,930)	4,912	(5,494)	(13,842)	-32.3%	22.5%	13.7%	-20.5%
Net income	63,466	42,691	20,775	9,509	52,200	11,266	-14.0%	-9.0%	63.0%	-25.7%
Net income attributable to shareholders	56,528	42,777	13,751	9,509	52,286	4,242	121.0%	88.2%	62.5%	-43.5%

Efficiency Ratio	47.2%	49.4%	44.7%		46.9%	47.6%

(1) Includes Provision for contingent loans.

The adjustments aforementioned are related to:

i.	Ch$6.5 billion associated with funding for the acquisition of CorpBanca Colombia.

ii.	Ch$3.9 billion of hedge taxes in US$.

iii.	Ch$2.0 billion of intangible assets amortization and integration costs in Colombia.

Taking into account these adjustments, our estimated result for our stand-alone operations in Chile is Ch$52.27 billion of Adjusted Net Income in 2Q 2015.

The chart below shows our 12-month trailing Net Income from December 31, 2008 through June 30, 2015, in Chile and Colombia. During this period, our Consolidated Net Income reached Ch$217 billion, a 3.9% decrease QoQ and a 26.2% increase YoY. Our Chilean operation totaled Ch$142.4 billion and CorpBanca Colombia totaled Ch$74.6 billion, equivalent to one third of CorpBanca’s consolidated Net Income (compared to 15.3% in 2013).

Consolidated Net Interest Income

In 2Q 2015 our net interest income was Ch$174.50 billion, equivalent to a 39.4% increase QoQ and 7.1% increase YoY.

The QoQ increase was the result of higher quarterly UF variation in Chile (1.46% in 2Q 2015 vs (0.02%) in 1Q 2015), as well as growth in commercial and consumer loans and available for sale investment portfolio in Colombia.

The YoY increase was accounted for almost equally between CorpBanca Colombia and our Chilean operation. In Colombia higher interest income was the result of an increase in our available for sale investment portfolio while in Chile we experienced lower cost of funds in our time deposits as a consequence of a drop in monetary policy interest rate set by the Chilean Central Bank.

These factors impacted positively our net interest margin (net interest income divided by average interest- earning assets), that increased to 4.23%in 4Q 2015 from 3.09% in 1Q 2015 and remained stable QoQ (4.23% in 2Q 2015 vs 4.22% in 2Q 2014).

The gap between assets and liabilities indexed to the UF was approximately Ch$821.4 billion in 2Q 2015, resulting in an impact of Ch$8.2 billion in results for each 100 bp of variation of the UF.

Consolidated Fees and Commission from Services

	Quarter			Change (%)
(Expressed in million of Chilean peso)	2Q15	1Q15	2Q14	2Q15/2Q14	2Q15/1Q15
Banking services(*)	26,536	25,023	30,033	-11.6%	6.0%
Securities brokerage services	149	177	188	-20.7%	-15.4%
Mutual fund management	1,989	1,854	1,806	10.1%	7.3%
Insurance brokerage	3,065	2,433	2,966	3.3%	25.9%
Financial advisory services	7,873	6,610	9,422	-16.4%	19.1%
Legal advisory services	432	482	537	-19.6%	-10.4%
Net fee and commission income	40,044	36,579	44,954	-10.9%	9.5%

(*) Includes consolidation adjustments.

In 2Q 2015 the net fee and commission income increased 9.5% QoQ and decreased 10.9% YoY.

On a QoQ basis, we benefited from higher structured fees in Financial Advisory Services in Chile and a positive repricing of the Redbanc (interconnected network between banks through ATM) rate applied to ATMs transactions.

On a YoY basis, we were impacted by lower flat fees and insurance commissions in Colombia and lower commissions from NY Branch due to a shift towards interest-bearing activities instead of commissions-based activities and structured fees in Financial Advisory Services in Chile.

Consolidated Net Total Financial Transaction

	Quarter			Change (%)
(Expressed in million of Chilean peso)	2Q15	1Q15	2Q14	2Q15/2Q14	2Q15/1Q15
Trading and investment income:
Trading investments*	4,620	7,203	17,592	-73.7%	-35.9%
Trading financial derivatives contracts	52,184	46,103	24,054	116.9%	13.2%
Other	(3,694)	14,222	9,051	-	-
Net income from financial operations	53,110	67,528	50,697	4.8%	-21.4%

Foreign exchange profit (loss), net	(21,611)	(17,793)	(13,588)	59.0%	21.5%

Net total financial transactions result	31,499	49,735	37,109	-15.1%	-36.7%
* Market risk exposure related to proprietary trading investment is strongly limited

In 2Q 2015 net total financial transactions result was Ch$31.5 billion, representing a decrease of 36.7% QoQ and 15.1% YoY.

This QoQ decrease was the result of lower sales of securities investment portfolio in Chile and a shift toward available for sale investment portfolio in Colombia, which result is reflected in NIM as aforementioned.

The YoY decrease is explained by the negative impact of high volatility of the US$/Ch$ and US$/Col$ exchange rates on our foreign exchange positions in Chile and Colombia and a shift toward available for sale investment portfolio in Colombia, which result is reflected in NIM as aforementioned.

Consolidated Provisions for Loan Losses (for Commercial and Retail Loans) (1)

	Quarter			Change (%)
(Expressed in million of Chilean peso)	2Q15	1Q14	2Q14	2Q15/2Q14	2Q15/1Q15
Commercial, net of loan loss recoveries	(25,082)	(25,788)	(12,851)	95.2%	-2.7%
Residential mortgage, net of loan loss recoveries	(1,314)	3,904	(519)	153.2%	-
Consumer, net of loan loss recoveries	(18,947)	(16,644)	(19,185)	-1.2%	13.8%
Others	154	(99)	(36)	-	-
Net provisions for loan losses	(45,189)	(38,627)	(32,591)	38.7%	17.0%

(1) Excludes provisions for Contingent loans.

Net provisions from loan losses increased 17.0% QoQ and 38.7% YoY. During this second quarter our loan portfolio grew in all segments in Colombia, even though the pace decreased from two digits to one digit. At the same time, to improve our loan losses reserves we downgraded some specific loan positions in Colombia, in particular in the Oil and Gas sector and contractors in general. Our current exposure to Oil and Gas sector was barely 3.6% of our consolidated loan portfolio, of which 2.6% represented Colombian exposure to such sector. In Chile our provisions for loan losses increased due to the negative impact of the appreciation of US dollar against the Chilean peso on our US$ denominated loan portfolio. Additionally we downgraded a specific portion of our Chilean corporate loans due to the economic environment.

The YoY increase is mainly explained by significant provision releases in 2Q 2014, for the amount of Ch$9.10 billion related to prepayment of FIP Sinergia credit.

The chart below illustrates how our consolidated non-performing loan (NPL) ratio compares to the industry average in Chile. According to the SBIF, CorpBanca has maintained one of the lowest credit risk indexes (total loan loss allowances / total loans) in the Chilean banking industry over the past five years, consistent with one of our core pillars relating to high quality loan portfolio. We believe that our risk management processes and methodology enable us to identify risks and resolve potential problems on a timely basis.

CorpBanca´s high asset quality was maintained following the acquisition of Banco Santander Colombia in May 2012 and Helm Bank in August 2013. For a country breakdown, see “Section VIII”, page 21.

Consolidated Operating Expenses

	Quarter			Change (%)
(Expressed in million of Chilean peso)	2Q15	1Q15	2Q14	2Q15/2Q14	2Q15/1Q15
Personnel salaries and expenses	50,895	50,202	56,359	-9.7%	1.4%
Administrative expenses	51,197	51,561	49,894	2.6%	-0.7%
Depreciation and amortization	10,853	10,806	13,572	-20.0%	0.4%
Impairment	23	11	-	-	109.1%
Operating expenses	112,968	112,580	119,825	-5.7%	0.3%

Operating expenses were flat QoQ and decreased by 5.7% YoY in 2Q 2015, as the result of the synergies already delivered in Colombia and the absence of one-time expenses related to the merger process between CorpBanca Colombia and Helm Bank.

Regarding the expenses related to the merger process with Banco Itaú Chile we recorded a provision of approximately Ch$1.7 billion per month during this first half of 2015.

Consolidated Tax Expenses

Our Income tax expenses decreased 13.1% QoQ and were flat YoY. On a QoQ basis, tax expenses decrease is explained by a significant release of provisions in Colombia.

III) Consolidated Assets and Liabilities

Consolidated Loan portfolio (1)

	Quarter ended			Change (%)
(Expressed in million of Chilean peso)	Jun-15	Mar-15	Jun-14	Jun-15/ Jun-14	Jun-15/ Mar-15
Wholesale lending	10,686,200	10,451,460	10,553,087	1.3%	2.2%
Chile	6,928,215	6,875,090	6,449,152	7.4%	0.8%
Commercial loans	5,915,238	5,876,961	5,456,985	8.4%	0.7%
Foreign trade loans	601,731	588,366	576,456	4.4%	2.3%
Leasing and factoring	411,246	409,763	415,711	-1.1%	0.4%
Colombia	3,757,985	3,576,370	4,103,935	-8.4%	5.1%
Commercial loans	3,221,235	3,072,854	3,521,132	-8.5%	4.8%
Foreign trade loans	-	-	-	-	-
Leasing and factoring	536,750	503,516	582,803	-7.9%	6.6%
Retail lending	4,054,480	3,949,370	4,049,406	0.1%	2.7%
Chile	2,332,381	2,329,071	2,208,116	5.6%	0.1%
Consumer loans	589,754	589,123	547,245	7.8%	0.1%
Residential mortgage loans	1,742,627	1,739,948	1,660,871	4.9%	0.2%
Colombia	1,722,099	1,620,299	1,841,290	-6.5%	6.3%
Consumer loans	1,203,675	1,129,775	1,308,547	-8.0%	6.5%
Residential mortgage loans	518,424	490,524	532,743	-2.7%	5.7%
TOTAL LOANS	14,740,680	14,400,830	14,602,493	0.9%	2.4%
Chile	9,260,596	9,204,161	8,657,268	7.0%	0.6%
Colombia	5,480,084	5,196,669	5,945,225	-7.8%	5.5%

(1) Contingent loans under IFRS are not considered part of the loan portfolio.

Our total loan portfolio increased by 2.4% QoQ and 0.9% YoY.

On a QoQ basis, growth in our loan portfolio was flat in all segments, reflecting a complex economic context, while in Colombia our loan book increased by 5.5% in the same period benefiting from lower banking penetration in that country and higher economic growth perspective than in Chile (3.2% economic growth in Colombia vs 2.7% in Chile according to Central Banks of Colombia and Chile) combined with higher loan growth to economic growth elasticity (3.2x in Colombia compared to 1.9x in Chile).

On a YoY basis, our loan portfolio increased in all segments in both countries. Nonetheless Colombian figures were affected by translation impacts due to a 16.9% depreciation of the Colombian peso against the Chilean peso in 2Q 2015 in comparison to 2Q 2014.

According to SBIF, our market share in Chile, on an unconsolidated basis, was 7.4% in June 2015, similar to December 31, 2014 and reflecting a decrease of 22 bp compared to June 30, 2014. In Colombia, despite the ongoing integration process related to the Helm Bank merger, our market share remained stable, reaching 6.4% as of May 31, 2015, according to the SFC. The chart below shows the evolution of our market share in both countries we operate.

Consolidated Securities Portfolio

	Quarter ended			Change (%)
(Expressed in million of Chilean peso)	Jun-15	Mar-15	Jun-14	Jun-15/ Jun-14	Jun-15/ Mar-15
Trading investments	405,981	543,155	497,366	-18.4%	-25.3%
Available-for-sale investments	1,517,812	1,214,300	627,449	141.9%	25.0%
Held-to-maturity investments	281,195	203,357	258,069	9.0%	38.3%
Total Financial Investments	2,204,988	1,960,812	1,382,884	59.4%	12.5%

Our total financial investments portfolio increased 12.5% QoQ and 59.4% YoY, as the result of an increase in our investment portfolio in CorpBanca Colombia.

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to fixed income securities acquired to generate gains from short-term price fluctuations or brokerage margins. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. On a consolidated basis, we currently have a small portfolio of held-to-maturity investments, related to our Colombian operations. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

In addition to regulatory liquidity risk controls, we have also set internal liquidity limits, in order to safeguard CorpBanca’s payment capacity in the event of illiquid conditions. We have also established a minimum for our instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources. As part of our policy, we have developed two internal liquidity models:

1.
Minimum Liquidity Requirement: In order to ensure that CorpBanca will permanently hold enough liquid assets to meet all payments derived from obligations to third parties over the next three days, we set a limit on the minimum amount of liquid assets to be held on a daily basis.

2.
Liquidity Coverage Ratio (LCR): We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs and maturing liabilities. The purpose of the LCR model is to evaluate our funding capacity assuming a hypothetical scenario of illiquidity. The LCR is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 20 days according with a stressed volatility and liquid assets will have to cover excess requirements.

Consolidated Funding Strategy

	As of the three months ended			Change (%)		Breakdown (%)
(Expressed in million of Chilean peso)	Jun-15	Mar-15	Jun-14	Jun-15/ Jun-14	Jun-15/ Mar-15	Jun-15	Mar-15	Jun-14
Demand deposits	4,068,518	3,863,103	4,170,880	-2.5%	5.3%	23.1%	23.0%	25.2%
Time deposits and saving accounts	8,299,949	8,142,065	7,897,235	5.1%	1.9%	47.1%	48.4%	47.8%
Investments sold under repurchase agreements	591,079	429,097	296,380	99.4%	37.7%	3.4%	2.6%	1.8%
Mortgage finance bonds	88,625	93,054	107,570	-17.6%	-4.8%	0.5%	0.6%	0.7%
Bonds	2,141,713	2,029,977	1,647,939	30.0%	5.5%	12.2%	12.1%	10.0%
Subordinated bonds	911,976	889,452	895,372	1.9%	2.5%	5.2%	5.3%	5.4%
Interbank borrowings	14,589	14,499	15,220	-4.1%	0.6%	0.1%	0.1%	0.1%
Foreign borrowings	1,488,323	1,354,133	1,498,473	-0.7%	9.9%	8.5%	8.1%	9.1%

Our current funding strategy is to optimize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report remained stable; the limited changes are mostly related to debt maturity profile, debt placements and transitory situation such as:

i.
Demand deposits increased from Ch$3,863.1 billion in 1Q 2015 to Ch$4,068.5 billion in 2Q 2015 due to higher surety bonds related to the renewal of the tender process of student loans guaranteed by the Chilean state. This situation is transitory and should be reversed during 3Q 2015.

During the last twelve months we successfully placed two senior notes in local and international markets. On September 23th, 2014 CorpBanca placed US$750 million aggregate principal amount of 3.875% Senior Notes in the international market, primarily to fund lending activities. Between May and June 2015, we issued Ch$42.0 billion and UF 1.13 billion senior notes in local market, to refinance part of debt maturity profile and fund growth.

Consolidated Shareholders’ Equity and Regulatory Capital

	Quarter ended			Change (%)
(Expressed in million of Chilean peso)	Jun-15	Mar-15	Jun-14	Jun-15/ Jun-14	Jun-15/ Mar-15
Equity
Capital	781,559	781,559	781,559	0.0%	0.0%
Reserves	515,618	515,618	515,618	0.0%	0.0%
Valuation adjustment	(130,891)	(149,718)	50,963	-	-12.6%
Retained Earnings
Retained earnings or prior periods	-	239,860	126,730	-100.0%	-100.0%
Income for the period	96,217	39,689	105,405	-8.7%	142.4%
Minus: Provision for mandatory dividend	(48,108)	(19,845)	(52,703)	-8.7%	142.4%
Attributable to Bank shareholders	1,214,395	1,407,163	1,527,572	-20.5%	-13.7%
Non-controlling interest	328,331	315,600	347,116	-5.4%	4.0%
Total Equity	1,542,726	1,722,763	1,874,688	-17.7%	-10.5%
Quarterly RoAE (1)	14.1%	9.5%	14.6%
YTD RoAE(1)	12.2%	9.5%	12.2%
(1)       Annualized figures

As of June 30, 2015, according to the SBIF, CorpBanca was the fourth largest private bank in Chile, based on equity (Ch$1,543 billion, or US$2,416 billion, as of June 30, 2015). Following a capital increase of 47,000,000,000 common shares during 1Q 2013, we had 340,358,194.2 thousand shares outstanding and a market capitalization of Ch$2,402.3 billion, or US$3.76 billion, (based on a share price of Ch$7.058 peso per share) as of June 30, 2015.

During the last two years we successfully increased twice our capital base which allowed us to fund our investments in Colombia and growth, though temporally impacted our RoEs. In 2012 we raised capital in the aggregate amount of Ch$268.75 billion or US$533 million, for the acquisition of Banco Santander Colombia. In 2013 we raised capital in the aggregate amount of US$623 million for the acquisition of Helm Bank in Colombia. During the last capital increase investment funds of the International Finance Corporation, or IFC, a member of the World Bank Group, acquired a 5% equity interest in CorpBanca, pursuant to an investment agreement with CorpGroup, Compañía Inmobiliaria y de Inversiones Saga SpA, and CorpGroup Inversiones Bancarias Ltda.

In 2Q 2015 total equity decreased by Ch$331.96 billion compared to 1Q 2015, mainly due to special dividend provision.

The trend in our returns on average asset (RoAA) and on average equity have (RoAE) changed since December 2013. This shift was the result of (i) consolidation of CorpBanca Colombia for a full year since 2013 and of Helm

Bank for a full year since 2014; and (ii) the higher UF variation in 2014 (Δ+2.05% in 2013 vs. Δ+5.65% in 2014) along with low monetary policy interest rate in Chile. During 2Q 2015 RoAE remained stable compared to December 2014 and the industry average.

In 2Q 2015 we achieved a return on average equity (RoAE*) of 15.4%, equivalent to an increase of 169 bp compared to 13.7% in 2Q 2014. After being impacted by the capital injections to enable our organic growth in Chile and our acquisitions in Colombia, between third quarter of 2011 and fourth quarter 2013 -totaling approximately US$1.57 billion (a 137.1% increase over the same time period), our RoAEs have been recovering showing  the early stages of the ongoing merger process in Colombia .

Our 2Q 2015 returns demonstrated that greater business diversification has resulted in an increasing revenue stream as well as our focus on profitability.

	Quarter ended			Change (%)
(Expressed in million of Chilean peso)	Jun-15	Mar-15	Jun-14	Jun-15/ Jun-14	Jun-15/ Mar-15
TIER I Capital (Core Capital)	1,214,395	1,407,163	1,527,572	-20.5%	-13.7%
TIER II Capital	479,782	622,211	629,093	-23.7%	-22.9%
Regulatory Capital	1,694,177	2,029,374	2,156,665	-21.4%	-16.5%
Risk Weighted Assets	17,442,229	17,149,965	16,952,331	2.9%	1.7%
TIER I (Core Capital) Ratio	7.0%	8.2%	9.0%
BIS Ratio	9.7%	11.8%	12.7%

On January 29, 2014 Itaú Unibanco, Banco Itaú Chile, CorpBanca and CorpGroup entered into an agreement, involving:

i.	The merger of Banco Itaú Chile and CorpBanca, creating Itaú CorpBanca

ii.	Itaú Unibanco will control Itaú CorpBanca

iii.	Itaú Unibanco and CorpGroup will sign a Shareholders’ Agreement

iv.	Itaú CorpBanca will control CorpBanca’s and Itaú Unibanco’s Colombian entities

v.	CorpBanca to be the surviving legal entity

On June 26 and 30, 2015, CorpBanca and Banco Itaú Chile Extraordinary Shareholders Meetings (EGM) approved the proposed merger and agreed to modify the aforementioned agreement, involving:

i.	Special dividend for current CorpBanca’s shareholders in amount of US$400 million, from which on July 1, 2015 were paid Ch$239.86 billion (the pending UF 124,105 will be paid at time of 2016 AGM)

ii.	Reduction of Itaú Chile 2014 dividend by Ch$16.4 billion

iii.	New dividend policy for 2015 fiscal year

iv.	Extension of the deadline for the purchase of CorpGroup’s stake in CorpBanca Colombia

v.	Closing date between January 1, 2016 and May 2, 2016

Following the approval of both EGM, a special dividend provision in the amount of Ch$239.86 billion was issued on June 30, 2015. In that specific context, our Capital ratios decreased from 11.8% in 1Q 2015 to 9.7% in 2Q 2015, as the result of the aforementioned provision that impacted regulatory capital combined with higher risk weighted assets due to loan growth during the second quarter.

Once the merger is consummated the combined capital ratios will improve significantly, boosted by US$552 million capital injection prior to the merger from Banco Itaú Chile. Furthermore the shareholders’ agreement with Itaú Unibanco has a strict policy regarding minimum capital levels of the merged bank, requiring the maximum between 1.2x above the regulatory minimum and the average of the three largest banks. CorpBanca estimates that the combined BIS Ratio should achieve a range between 15%-16% along with a TIER one Ratio between 12% and 13%.

Therefore, the capital ratios reported on June 2015 are temporary and limited to the period ending with the merger that will occur no later than May 2, 2016.

IV) Ownership Structure and Share Performance

Ownership structure

As of June 30, 2015, CorpBanca was controlled by Corp Group Banking S.A. and other companies related to Mr. Alvaro Saieh and his family:

Stock Holder	% of Total Share Capital

Corp Group Banking S.A.	43.73%
Cía. Inmob. y de Inversiones Saga SpA(1)	6.15%
Total Saieh Group	49.88%

IFC	5.00%

Sierra Nevada Investment Chile Dos Ltda. (Santo Domingo Group)	2.88%

Others	42.24%
ADRs holders and Foreign investors	20.51%
Securities Brokerage	8.37%
Insurance Companies	2.61%
AFPs (Administradoras de Fondos de Pensiones)	1.31%
Other minority shareholders(2)	9.45%

Total	100.00%

(1) Includes 926,513,842 shares owned by Saga that are under custody.
(2) Includes Moneda’s funds, with a total of 3.06% ownership.

ADR Price Evolution and Local Share Price Evolution

CorpBanca ADR
(Base 100 = 12/26/2008)

261.60
BCA
26/12/2008
26/03/2009
26/06/2009
26/09/2009
26/12/2009
26/03/2010
26/06/2010
26/09/2010
26/12/2010
26/03/2011
26/06/2011
26/09/2011
26/12/2011
26/03/2012
26/06/2012
26/09/2012
26/12/2012
26/03/2013
26/06/2013
26/09/2013
26/12/2013
26/03/2014
26/06/2014
26/09/2014
26/12/2014
26/03/2015
26/06/2015

Local Share Price	
03/31/2015	Ch$6.604
Maximum (LTM)	Ch$7.79
Minimum (LTM)	Ch$6.44

Dividends

The following table shows dividends per share distributed during the past five years:

Charged to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Distributed Income (Ch$mn)	Peso per Share (Ch$ of each year)
2010	2011	119,043	100%	119,043	0.5246280300
2011	2012	122,849	100%	122,849	0.4906940357
2012	2013	120,080	50%	60,040	0.1764023878
2013	2014	155,093	57%	88,403	0.2597360038
2014	2015	226,093	50%	113,047	0.3321397925

CorpBanca paid its annual dividend of Ch$0.3321397925/share in Chile on March, 13, 2015, equivalent to a payout ratio of 50% and to a dividend yield of 4.4%, as well as an increase of 27.9% compared to the dividend paid in 2014.

V) Credit Risk Ratings

International credit risk ratings

On a global scale, CorpBanca is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Ratings Services (S&P).

On June 15, 2015, Moody´s Investors Service (Moody’s) affirmed its rating review for ‘possible upgrade’, on the long and short term ratings of CorpBanca. On placing the ratings of CorpBanca on ‘review for upgrade’, Moody’s noted the benefits a change of control with respect to the merged bank could have on CorpBanca’s funding flexibility, margins, and capital.

Moody´s	Rating

Long-term foreign currency deposits	Baa3
Short-term foreign currency deposits	Prime-3
Bank financial strength	D+
Outlook	Review for upgrade

On September 4, 2014, Standard & Poor´s Ratings Services (S&P) affirmed the ratings on CorpBanca and the ‘Watch Developing’ as consequence of the merger agreement with Itaú Chile. The creditwatch developing listing reflected the potential impact of the merger on the ratings of CorpBanca and S&P’s assessment of Itaú-CorpBanca’s capital, business position, funding and liquidity, and the nature and strength of external support (either from government or group support) that this new entity may receive.

Standard & Poor´s	Rating

Long-term issuer credit rating	BBB
Short-term issuer credit rating	A-2
CreditWatch	Developing

Local Credit risk ratings

On a national scale, CorpBanca is rated by Feller Rate, International Credit Rating Chile and Humphreys.

On June 8, 2015, Feller Rate affirmed the ratings on CorpBanca following the announcement of the merger agreement with Itaú Chile. The outlook was confirmed as ‘Stable’, reflecting Feller Rate’s assessment that both banks will be successful in the integration process and that the new bank will benefit from (i) a strengthening competitive position, both locally and regionally; and (ii) significant synergies in the medium term.

Feller Rate	Rating

Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On June 10, 2015, International Credit Rating Chile (ICR) affirmed CorpBanca’s ‘AA’ ratings on long term debt, ‘AA-’ rating on subordinated debt, ‘Nivel 1+’ on short term deposits and ‘Primera Clase Nivel 1’ rating on shares, and its ‘Developing’ outlook, in light of the fact that the merger between CorpBanca and Itaú Chile is still subject to regulatory and shareholders’ approval.

ICR	Rating

Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Developing

On June 24, 2015, Humphreys affirmed CorpBanca’s ‘AA’ ratings on long term deposit and senior unsecured debt, ‘Nivel 1+’ ratings on short term deposit and ‘AA-’ ratings on long term subordinated debt and the outlook is considered ‘Stable’.

Humphreys	Rating

Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

VI) Quarterly Consolidated Income Statements (unaudited)

	For the three months ended				Change (%)
	Jun-15	Jun-15	Mar-15	Jun-14	Jun.15/Jun.14	Jun.15/Mar.15
	US$ thousand	Ch$ million

Interest income	552,219	352,575	268,976	347,260	1.5%	31.1%
Interest expense	(278,915)	(178,079)	(143,774)	(184,299)	-3.4%	23.9%
Net interest income	273,303	174,496	125,202	162,961	7.1%	39.4%

Fee and commission income	81,698	52,162	47,786	54,293	-3.9%	9.2%
Fee and commission expense	(18,980)	(12,118)	(11,207)	(9,339)	29.8%	8.1%
Net fee and commission income	62,719	40,044	36,579	44,954	-10.9%	9.5%

Net income from financial operations	83,183	53,110	67,528	50,697	4.8%	-21.4%
Foreign exchange profit (loss), net	(33,848)	(21,611)	(17,793)	(13,588)	59.0%	21.5%
Total financial transactions, net	49,335	31,499	49,735	37,109	-15.1%	-36.7%
Other operating income	(10,473)	(6,687)	8,559	112	-	-
Net operating profit before loan losses	374,884	239,352	220,075	245,136	-2.4%	8.8%

Provision for loan losses (1)	(68,813)	(43,935)	(38,970)	(33,602)	30.8%	12.7%

Net operating profit	306,071	195,417	181,105	211,534	-7.6%	7.9%

Personnel salaries and expenses	(79,714)	(50,895)	(50,202)	(56,359)	-9.7%	1.4%
Administrative expenses	(80,187)	(51,197)	(51,561)	(49,894)	2.6%	-0.7%
Depreciation and amortization	(16,998)	(10,853)	(10,806)	(13,572)	-20.0%	0.4%
Impairment	(36)	(23)	(11)	-	-	109.1%
Operating expenses	(176,935)	(112,968)	(112,580)	(119,825)	-5.7%	0.3%

Operating income	129,135	82,449	68,525	91,709	-10.1%	20.3%

Income from investments in other companies	553	353	907	781	-54.8%	-61.1%
Income before taxes	129,688	82,802	69,432	92,490	-10.5%	19.3%

Income tax expense	(30,285)	(19,336)	(22,239)	(19,419)	-0.4%	-13.1%

Net income from ordinary activities	99,403	63,466	47,193	73,071	-13.1%	34.5%

Net income from discontinued operations	-	-	-	-	-	-

Net income attributable to:
Minority interest	(10,867)	(6,938)	(7,504)	(7,815)	-11.2%	-7.5%
Net income attributable to shareholders	88,537	56,528	39,689	65,256	-13.4%	42.4%

(1) Includes provision for contingent loans and net of loan loss recoveries.

VII) Consolidated Balance Sheet (unaudited)

	As of the three months ended				Change (%)
	Jun-15	Jun-15	Mar-15	Jun-14	Jun-15/Jun-14	Jun-15/Mar-15
	US$ thousand	Ch$ million
Assets
Cash and deposits in banks	1,902,573	1,214,736	869,925	1,006,475	20.7%	39.6%
Unsettled transactions	573,690	366,284	419,550	356,744	2.7%	-12.7%
Trading investments	635,865	405,981	543,155	497,366	-18.4%	-25.3%
Available-for-sale investments	2,377,264	1,517,812	1,214,300	627,449	141.9%	25.0%
Held-to-maturity investments	440,420	281,195	203,357	258,069	9.0%	38.3%
Investments under resale agreements	113,385	72,393	103,492	198,415	-63.5%	-30.0%
Financial derivatives contracts	1,362,180	869,711	876,133	581,755	49.5%	-0.7%
Interbank loans, net	751,367	479,725	466,511	505,480	-5.1%	2.8%
Loans and accounts receivable from customers	23,087,506	14,740,680	14,400,830	14,602,491	0.9%	2.4%
Loan loss allowances	(536,547)	(342,569)	(316,070)	(329,084)	4.1%	8.4%
Loans and accounts receivable from customers, net of loan loss allowances	22,550,959	14,398,111	14,084,760	14,273,408	0.9%	2.2%
Investments in other companies	24,458	15,616	15,364	16,170	-3.4%	1.6%
Intangible assets	1,139,093	727,277	716,449	887,645	-18.1%	1.5%
Property, plant and equipment	144,044	91,968	90,304	100,366	-8.4%	1.8%
Current taxes	46,173	29,480	2,700	-	-	991.9%
Deferred taxes	191,804	122,461	115,264	94,124	30.1%	6.2%
Other assets	517,382	330,333	329,518	275,886	19.7%	0.2%
Total Assets	32,770,660	20,923,083	20,050,782	19,679,351	6.3%	4.4%

Liabilities
Deposits and other demand liabilities	6,372,293	4,068,518	3,863,103	4,170,880	-2.5%	5.3%
Unsettled transactions	456,194	291,266	350,929	328,697	-11.4%	-17.0%
Investments sold under repurchase agreements	925,774	591,079	429,097	296,380	99.4%	37.7%
Time deposits and other time liabilities	12,999,748	8,299,949	8,142,065	7,897,235	5.1%	1.9%
Financial derivatives contracts	994,874	635,197	661,858	454,086	39.9%	-4.0%
Interbank borrowings	2,331,104	1,488,340	1,354,153	1,498,473	-0.7%	9.9%
Issued debt instruments	4,921,631	3,142,314	3,012,483	2,650,881	18.5%	4.3%
Other financial liabilities	22,823	14,572	14,479	15,220	-4.3%	0.6%
Current taxes	-	-	-	8,485	-100.0%	-
Deferred taxes	292,184	186,551	176,654	192,840	-3.3%	5.6%
Provisions	231,052	147,520	113,598	172,917	-14.7%	29.9%
Other liabilities	806,696	515,051	209,600	118,569	334.4%	145.7%
Total Liabilities	30,354,374	19,380,357	18,328,019	17,804,663	8.8%	5.7%
Equity					-	-
Capital	1,224,112	781,559	781,559	781,559	0.0%	0.0%
Reserves	807,584	515,618	515,618	515,618	0.0%	0.0%
Valuation adjustment	(205,007)	(130,891)	(149,718)	50,963	-	-12.6%
Retained Earnings:
Retained earnings or prior periods	-	-	239,860	126,730	-100.0%	-100.0%
Income for the period	150,699	96,217	39,689	105,405	-8.7%	142.4%
Minus: Provision for mandatory dividend	(75,349)	(48,108)	(19,845)	(52,703)	-8.7%	142.4%
Attributable to bank shareholders	1,902,039	1,214,395	1,407,163	1,527,572	-20.5%	-13.7%
Non-controlling interest	514,247	328,331	315,600	347,116	-5.4%	4.0%
Total Equity	2,416,286	1,542,726	1,722,763	1,874,688	-17.7%	-10.5%
Total Equity and Liabilities	32,770,660	20,923,083	20,050,782	19,679,351	6.3%	4.4%

VIII) Quarterly Consolidated Evolution Selected Performance Ratios (unaudited)

	As of and for the three months ended
	Jun-14	Sep-14	Dec-14	Mar-14	Jun-15

Profitability
Net interest income / Avg. interest-earning assets(1)(2) (NIM LTM)	4.39%	3.95%	4.12%	3.89%	3.77%
Net interest income / Avg. interest-earning assets(1)(2) (NIM annualized)	4.22%	3.74%	4.03%	3.09%	4.23%
Net operating profit before loan losses / Avg. total assets(1)	5.04%	4.98%	4.81%	4.36%	4.67%
Net operating profit before loan losses / Avg. interest-earning assets(1)(2)	6.35%	6.17%	6.00%	5.43%	5.80%
RoAA (before taxes), over Avg. total assets(1)	1.90%	1.92%	1.54%	1.37%	1.62%
RoAA (before taxes), over Avg. interest-earning assets(1)(2)	2.40%	2.38%	1.92%	1.71%	2.01%
RoAE (before taxes)(1)(3)	21.62%	22.86%	20.32%	17.97%	21.64%
RoAA, over Avg. total assets(1)	1.50%	1.31%	1.54%	0.93%	1.24%
RoAA, over Avg. interest-earning assets(1)(2)	1.89%	1.62%	1.91%	1.16%	1.54%
RoAE(1)(3)	14.63%	11.97%	15.20%	9.46%	14.14%

Efficiency
Operating expenses / Avg. total assets(1)	2.46%	2.56%	2.44%	2.23%	2.21%
Operating expenses/ Avg. total loans(1)	3.41%	3.53%	3.46%	3.15%	3.10%
Operating expenses / Operating revenues	48.88%	51.41%	50.20%	51.15%	47.19%

Capitalization
TIER I (Core capital) Ratio(4)	9.01%	8.91%	8.64%	8.21%	6.96%
BIS Ratio(4)	12.72%	12.59%	12.39%	11.83%	9.71%
Shareholders’ equity / Total assets	9.53%	9.27%	8.68%	8.59%	7.37%
Shareholders’ equity / Total liabilities	10.53%	10.21%	9.51%	9.40%	7.96%

Market information (period-end)
Diluted Earnings per share before taxes (Ch$ per share)	0.2717	0.2844	0.2312	0.2040	0.2433
Diluted Earnings per ADR before taxes (US$ per ADR)	0.7374	0.7137	0.5728	0.4904	0.5716
Diluted Earnings per share (Ch$ per share)	0.1917	0.1606	0.1945	0.1166	0.1661
Diluted Earnings per ADR (US$ per ADR)	0.5202	0.4030	0.4819	0.2803	0.3902
Total Shares Outstanding (Thousands)(4)	340,358,194,2	340,358,194,2	340,358,194,2	340,358,194,2	340,358,194,2
Ch$ exchange rate for US$1.0	552.81	597.66	605.48	623.96	638.47
COP exchange rate for Ch$1.0	0.2945	0.2953	0.2532	0.2405	0.2454
Quarterly UF variation	1.75%	0.60%	1.89%	-0.02%	1.46%
Monetary Policy Interest Rate(5)	4.00%	3.25%	3.00%	3.00%	3.00%

(1) Annualized figures when appropriate.
(2) Interest-earning assets: Total loans and financial investments.
(3) Equity: Average equity attributable to shareholders excluding net income and accrual for mandatory dividends.
(4) During the second and first quarters 2012 and 2013, respectively, the bank increased its capital base.
(5) As of the close of the month.

	As of and for the three months ended
	Jun-14	Sep-14	Dec-14	Mar-15	Jun-15

Asset quality
Risk Index (Loan loss allowances / Total loans )	2.25%	2.27%	2.25%	2.19%	2.32%
Prov. for loan losses / Avg. total loans(1)	0.96%	0.70%	1.19%	1.09%	1.21%
Prov. for loan losses / Avg. total assets(1)	0.69%	0.51%	0.84%	0.77%	0.86%
Prov. for loan losses / Net operating profit before loans losses	13.7%	10.2%	17.4%	17.7%	18.4%
Prov. for loan losses / Net income	46.0%	38.9%	54.5%	82.6%	69.2%
PDL / Total loans(2)	0.46%	0.46%	0.70%	0.60%	0.00%
Coverage PDLs	490.2%	498.4%	322.4%	363.2%	0.0%
NPL / Total loans(3)	1.02%	1.12%	1.33%	1.25%	1.28%
Coverage NPLs	225.71%	205.63%	172.42%	179.03%	184.86%

Total NPLs	141,962	160,294	179,364	169,329	178,508
NPLs Chile	92,788	102,143	125,686	119,247	116,834
NPLs Colombia	49,174	58,151	53,678	50,082	61,674

Total Loans	13,917,125	14,282,941	13,510,286	13,572,250	13,962,608
Loans Chile	8,279,361	8,297,480	8,519,808	8,652,136	8,748,718
Loans Colombia	5,637,764	5,985,460	4,990,477	4,920,114	5,213,890

Total NPLs / Total Loans	1.02%	1.12%	1.33%	1.25%	1.28%
NPLs Chile / Loans Chile	1.12%	1.23%	1.48%	1.38%	1.34%
NPLs Colombia / Loans Colombia	0.87%	0.97%	1.08%	1.02%	1.18%

Total LLR	320,420	329,610	309,257	303,150	329,989
LLR Chile	114,622	112,624	117,968	113,212	118,733
LLR Colombia	205,798	216,985	191,289	189,938	211,255

Coverage Total NPL	225.71%	205.63%	172.42%	179.03%	184.86%
Coverage NPL Chile	123.53%	110.26%	93.86%	94.94%	101.63%
Coverage NPL Colombia	418.51%	373.14%	356.37%	379.25%	342.53%

Total Write-offs	29,519	28,782	19,797	28,411	26,981
Write-offs Chile	9,618	11,076	9,537	10,861	11,253
Write-offs Colombia	19,901	17,706	10,260	17,550	15,728

(1) Annualized figures when appropriate.
(2) PDL: Past due loans; all installments that are more than 90 days overdue.
(3) NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.

IX) General Information
Branches3 – ATM – Headcount4

Our distribution network in Chile provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking. As of June 30, 2015, we operated 127 branch offices in Chile, which included 70 branches operating under the brand CorpBanca, one operating in New York and 56 branches operating under the Banco Condell brand -our consumer finance division-, in each case fully customized to attend our customer needs. In addition, as of June 30, 2015, we owned and operated 413 ATMs in Chile, and our customers had access to over 8,022 ATMs in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, sales forces and the internet to attract potential new clients. Our branch system serves as the main delivery network for our full range of products and services.

As of June 30, 2015, CorpBanca Colombia operated 178 branches and owned and operated 181 ATMs, while providing its customers with access to over 14,424 ATMs through Colombia’s financial institutions. CorpBanca Colombia also utilizes a number of different sales channels including account executives, telemarketing and internet banking to attract potential new clients. CorpBanca Colombia’s branch systems serve as the main distribution network for its full range of products and services.

As of June 30, 2015, we had a headcount of 3,790 employees in Chile, 3,724 employees in Colombia (including Panama) and 19 employees in the United States.

3 On September 2014, Colombia’s branches figure definition was modified, including 7 “small branch offices”.
4 Figures since 2014 are not comparable to prior years. Since 2014, Colombia’s headcount figure included all subsidiaries.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements.  Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding benefits of the pending Itaú Chile-CorpBanca’s merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in law, including the New Tax Law. These statements are based on the current expectations of CorpBanca’s management. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) CorpBanca and Itaú Unibanco may be unable to obtain shareholder approvals required for the merger; (2)  CorpBanca and Itaú Unibanco may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause CorpBanca and Itaú Unibanco to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Itaú Unibanco or CorpBanca could interfere with the merger; (5) problems may arise in successfully integrating the businesses of CorpBanca and Itaú Unibanco, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the credit ratings of the combined company or its subsidiaries may be different from what CorpBanca and Itaú Unibanco expect; (8) the businesses of CorpBanca and Itaú Unibanco may suffer as a result of uncertainty surrounding the merger; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect CorpBanca and Itaú Unibanco; and (10) CorpBanca and Itaú Unibanco may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca’s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included from time to time in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 2660-2555
IR@corpbanca.cl

Claudia Labbé
Head of Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 2660-2555
claudia.labbe@corpbanca.cl

Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com